September 17, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Richard David Scott
Chief Financial Officer
Invicta Group, Inc.
2400 East Commercial Boulevard
Suite 618
Fort Lauderdale, Florida 33308

   Re: Form 8-K filed September 12, 2007
      File No.: 333-102555

Dear Mr. Scott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.02 Designation</u>

1. In reviewing your disclosures in Form 8-K filed on September 12, 2007, we are unclear whether your company determined that a restatement was necessary in order for your financial statements to not be misleading, or whether your auditors advised you as such. Please file an amended Form 8-K that includes all the disclosures required by Item 4.02 (a) or (b) of Form 8-K, as appropriate.

<u>Other</u>

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts

relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

Effie Simpson
Staff Accountant